

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
Mr. Sonu Ram
President and Chief Executive Officer
Cosmo Ventures Inc.
1516 E. Tropicana Ave., Suite 155
Las Vegas, NV 89119

> **Re:** **Cosmo Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2013**
> **File No. 333-188873**

Dear Mr. Ram:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your reference on page 5 to Rule 419 of Regulation C and your belief that you are not a blank check company. Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In view of the following, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company:

   - you have not identified suppliers or consultants who will facilitate the sale of products or operation of your business;

   - you have not established a web-site;

- you issue penny stock, as defined by Exchange Act Rule 3a51-1;

- you have no operations, minimal assets, and no employees;

- you have not generated any revenues to date; and

- you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

In discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. Please provide a detailed analysis addressing each of the issues described above in explaining why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note your disclosure on page 5 that you "are currently a development stage company" and you "have recorded no revenue." It also appears that you have nominal assets. Please revise to disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

Registration Statement Cover Page, page 1

3. We note that you have disclosed 5130 as your primary standard industrial classification code number. However, it appears based on your disclosures that you intend to be a retailer and not a wholesaler. Please revise to disclose the appropriate code based on your intended business, which appears to be 5961, or advise.

4. Please provide the telephone number for your agent for service as required by Form S-1.

Prospectus Cover Page, page 2

5. In consideration of that fact that your offering will be self-underwritten and there is no minimum amount of shares that must be sold and there are no arrangements to place the funds in an escrow, trust, or similar account, please further explain the effect of this decision on investors. Please see Item 501(b)(8)(iii) of Regulation S-K.

6. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should be the date of the effectiveness of the registration statement.

Prospectus Summary, page 4

7. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:
  - o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

9. We note your disclosure in the third paragraph on page 5 that your independent registered public accountants have issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Risk Factors and Management's Discussion and Analysis sections.

10. Please reconcile your reference to "5% or less" in the second sentence of "Use of Proceeds" on page 6 with your disclosure on the prospectus cover page indicating that

you will not receive any net proceeds after offering expenses if 20% of the shares are sold.

Risk Factors, page 7

Risks Related to the Offering, page 7

As there is no minimum for our Offering, if only a few persons…, page 7

11. Please revise this subcaption for greater specificity as to the anticipated minimum number of shares you need to sell in order for you to commence your business plan. Please also revise the second sentence of this risk factor consistent with the immediately preceding comment. In addition, we note that the last two sentences of this risk factor refer to risks that could apply to any offering. Please revise to tailor to your offering or advise. Please see Item 503(c) of Regulation S-K.

We may not be able to further implement our business strategy…, page 7

12. Please clarify your contingency plan for obtaining additional funds. We note your disclosure in this section that you "may seek to sell additional equity or debt securities or obtain a credit facility." We note that on page 14 you disclose that you will "seek such funds from friends, family, and business acquaintances."

Risks Related to Our Business, page 9

13. We note that you plan to market your products in North America but obtain your products in India. If applicable, please include a risk factor that describes the impact of foreign currency exchange fluctuations will have your business. To the extent material, please also describe in your business section any Indian governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

14. It appears that you will have a non-U.S. resident officer and director. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

- to effect service of process within the United States against any of your non-U.S. resident officers or directors;

- to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

- to enforce in an Indian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

- to bring an original action in an Indian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

<u>Presently, the Company's president has other outside business activities…, page 9</u>

15. The subcaption states that Mr. Ram "has other outside business activities" while the body of this risk factor states that Mr. Ram "has no other outside business activities." Please revise this risk factor for clarity. Please also expand the explanation of the risk that Mr. Ram's commitments will delay the implementation of your business plan.

<u>We have a rapidly evolving business model and …, page 9</u>

16. Please revise to delete or combine duplicative risk factors. In this regard, please see the last risk factor on page 9 and the first risk factor on page 10, which appear to address the same risk.

<u>Our business is highly competitive. Competition presents an ongoing…, page 10</u>

17. Please explain the basis for your belief that the "market for selling overstocked items in an online marketplace is a relatively new, yet growing industry."

<u>We cannot assure you that we will be able to manage the growth…, page 10</u>

18. Please disclose the basis for your belief that you "plan to experience rapid growth in demand for our services once" you "are able to launch" your "proposed platform" and your belief that your "number of employees and number of consumers" will "increase" once you "launch" your website. In doing so, please also explain the extent to which, if any, your proposed platform will be launched before you have an operating website. Please also disclose whether you have established relationships with any suppliers in consideration of your disclosed expectation of rapid growth.

<u>Use of Proceeds, page 14</u>

19. We note the table setting forth varying levels of success of the offering. Please include language clarifying that the offering is being conducted on a "best-efforts" basis, the offering scenarios presented are for illustrative purposes only and the actual amount of proceeds, if any, may differ.

Procedure for Subscribing, page 16

20. We note that you will require that investors execute a subscription agreement. Please file the agreement as an exhibit. In this regard, we note the subscription agreement filed with your registration statement is for a private placement.

Dilution, page 17

21. We note the number of shares and price of common stock to be registered as presented within the calculation of the registration fee on the cover page as well as within the preliminary prospectus on page 2 of 10,000,000 shares at $0.005 per share is inconsistent with the 5,000,000 shares at $0.001 per share as stated within the introductory paragraph of the dilution table on page 17. Please explain or revise.

22. We note your disclosure of the consideration expected to be received and related ownership composition for existing and prospective shareholders assuming the full amount of shares offered are purchased. Given this is not a firm commitment underwriting, please also include subscription scenarios consistent with your offering levels disclosed elsewhere in the document in your illustration of dilution, such as the 20%, 50%, 75% and 100% levels presented within Use of Proceeds on page 14. Please also include a scenario where no shares are sold. As there is a significant difference between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity, please revise to disclose the following requirements of Item 506 of Regulation S-K:

- The net tangible book value per share before and after the distribution;

- The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and

- The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Description of Property, page 17

23. Please explain the anticipated additional property that will be needed, if any, when you hire the full-time sales representative and/or the web developer. Please see Item 102 of Regulation S-K.

Description of Business, page 19

24. We note that your business description provides a detailed disclosure of your marketing plans. However, it does not discuss the specific mechanics of your proposed business and how you plan to generate revenues. Please revise to discuss the actual operations of your business, focusing on the particular means by which you generate revenues and

incur expenses. For example, we note the disclosure in the first paragraph on page 19 and in Note 1 to your financial statements that you intend to procure merchandise purchased from the surplus inventories of manufacturers and retailers throughout India and then offer them to the public at discounted prices. To the extent that you plan to purchase and store products before you list them on your website or mobile platform and distribute them to customers as your current disclosure suggests, please tell us why your plan of operation does not reflect costs associated with inventory and the related storage and subsequent distribution of this inventory. Please disclose whether you plan to store inventory in the U.S or India. Please also revise to either name your principal suppliers or disclose that you do not yet have any relationship with any supplier. Also, provide a discussion of specific advantages in terms of cost and profitability of your business plan.

Opportunity, page 19

25. Please further describe your anticipated market as required by Item 101(h)(4)(i) of Regulation S-K.

26. Since it appears your business is dependent on an operational website or mobile platform, please disclose the current status of the development of your website and your mobile platform. We note your disclosure of the name, "cosmobargains.com," on page 19, and numerous references to the website platform in the implementation of your business plan.

Products and Services, page 20

27. Please clarify the meaning of the statement "Initially, our planned products will be our desktop website."

Plan of Operations, page 21

28. Throughout this section you refer to offering services to your customers. In this regard, we note your disclosure in the fifth paragraph that you intend to hire "a full-time sales representative to begin selling [y]our services to businesses within your local area" as well as your disclosure in the ninth paragraph that "[w]hen [you] are ready to offer [y]our services to the public, [you] intend to launch a marketing campaign to promote [y]our services to potential users…." Please revise to disclose the services you intend to sell as this disclosure appears to be inconsistent with your disclosure elsewhere in the registration statement indicating that you intend to sell overstock products. Please revise your disclosure throughout your registration statement consistent with this comment.

Marketing Strategy; Competition, page 22

29. We note your reference to Google, Inc. research that supports your statement that "74% of smartphone users have made a purchase as a result of using a smartphone." Please provide us with a copy of this document, article or report, appropriately marked to highlight the section that supports your statement.

30. Please disclose how you intend to attract retailers.

31. Please further discuss how you intend to attract your target customers of "those within North America who do not already purchase products online."

32. Please revise your filing to discuss in sufficient detail your expected competition and your basis for such expectation. We note your statement that you believe competition in the mobile website market is small at this point; however, we also note your disclosure that the "industry has minimal and low cost barriers to entry and therefore it is a very competitive market." Please also reconcile the two sets of specifically named retailers with whom you will compete (in paragraphs one and five under the heading "Competition") for clarification.

Employees and Consultants, page 23

33. Please expand your discussion of Mr. Ram's time commitment to the company.

Management's Discussion and Analysis, page 24

34. We note your disclosure on page 4 that Cosmo Ventures Inc. was incorporated on February 3, 2013. As such, we have the following comments:

- You disclose an analysis of your results of operations and liquidity and capital resources for both the three months ended March 31, 2013 as well as from February 3, 2013 (date of inception) to March 31, 2013. Please revise or tell us why you have included an analysis of the three months ended March 31, 2013 given your disclosed incorporation date of February 3, 2013.

- Please tell us why you have included a column for the year ended March 31, 2013 within both your statements of operations on page 32 and statements of cash flows on page 34 given your disclosed incorporation date of February 3, 2013.

- Please ensure that any modifications made to the financial statements included are also adjusted within the index to the financial statements on page 29 and wherever else referenced in the registration statement.

Results of Operation, page 24

35. We note your disclosure that in the second and fifth paragraphs under this heading that "[i]n addition to the above expenses, the Company also incurred $0 of interest expense relating to the $0 note payable from the President and Director of the Company, which is unsecured, due interest at 0% per annum, and due on demand." To the extent you do not have any notes payable to your President and Director; please revise to delete this disclosure. Alternatively, revise to explain this disclosure.

Liquidity and Capital Resources, page 24

36. We note that you have not yet generated any revenues to date and your auditor has
    expressed a going concern opinion. Please revise to disclose your plan to raise additional
    capital, including any anticipated sources of capital and the amount of capital necessary
    to sustain operations. Please include a discussion of how long you can continue to satisfy
    your cash requirements before additional funding will be necessary. Please also revise to
    disclose the consequences should you be unable to raise sufficient funds to pursue your
    business plan. See Item 303(a) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 26

37. Please clarify Mr. Ram's business experience during the past five years, including the
    nature of his current work outside of this company. Please see Item 401(e) of Regulation
    S-K.

Report of Independent Registered Public Accounting Firm, page 30

38. Paragraph 8(a) of Public Company Accounting Oversight Board AU Section 508 requires
    the inclusion of "[a] title that includes the word independent" as one of the basic elements
    of the auditor's standard report. Please request your auditor to include, if true, a title
    including the word "independent".

39. As you disclose on page 4 that Cosmo Ventures Inc. was incorporated on February 3,
    2013, please request your auditor to revise or advise why your auditor's scope included
    the *year* ended March 31, 2013 in addition to the period from inception (February 3,
    2013) to March 31, 2013 within the first and third paragraphs of the audit report. It does
    not appear you have been in existence for a fiscal year.

40. We note that reference is made within the audit report to Note 5, which we were unable
    to identify. Please request your auditor to revise this reference.

Where You Can Find More Information, page 39

41. We note your statement fulfilling some of the requirements of 101(h)(5) of Regulation S-
    K. Please add that the "SEC's Public Reference Room" may be accessed at the address
    in your filing "on official business days during the hours of 10:00 am to 3:00 pm" and
    that further information on the operation of the Public Reference Room may be obtained
    "by calling the Commission at 1-800-SEC-0330." Please also delete or modify the last
    sentence in that paragraph in order to clarify that the public need not request from you
    such materials but may access them publicly.

Exhibits, page 39

42. Please provide an opinion of counsel regarding the legality of the registered shares as required by Item 601(b)(5) of Regulation S-K. Please also revise your disclosure under the heading "Legal Matters" on page 28 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director